Exhibit 99.1

São Paulo, August 6, 2025 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the second quarter of 2025 (2Q25) ended June 30, 2025. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

In the 2025 sales cycle to date (which commenced 4Q24 through 2Q25), net revenue increased 14% to R$1,488 million compared to the same period of the 2024 sales cycle, mostly due to the conversion of Annual Contract Value (“ACV”) bookings into revenue in the period. In 2Q25, net revenue totaled R$359 million, a 22% increase compared to the same period of the previous year.

Vasta’s accumulated subscription revenue in the 2025 sales cycle to date year totaled R$1,340 million, a 16% increase compared to the previous year’s sales cycle. Complementary solutions net revenue in the 2025 sales cycle increased 24% compared to the 2024 sales cycle, to R$228 million.

In this quarter, the public school sector, or business-to-government (“B2G”) segment, achieved R$9 million in revenue coming from several new customers, totaling R$50 million in the 2025 sales cycle to date, compared to R$69 million in the same period of the 2024 sales cycle, when the totality of revenues from our contract with the State of Pará (1st and 2nd semesters) was booked all at once. In the 2025 sales cycle to date, the 1st semester under our contract with Pará contract was booked in 4Q2024, and the 2nd semester is expected to be performed in the second half of 2025.

In the 2025 sales cycle to date, Adjusted EBITDA increased by 8% reaching R$462 million, compared to R$428 million in the same period of the 2024 sales cycle, and Adjusted EBITDA Margin decreased by 1.6 p.p., from 32.7% to 31.1%. In 2Q25, Adjusted EBITDA totaled R$42 million, up from R$26 million in 2Q24, and Adjusted EBITDA Margin increased 2.9 p.p. to 11.7%, compared to 2Q2024, driven by a 0.8p.p. increase in gross margin and 2.0 p.p. reduction in marketing expenses.

Vasta recorded an Adjusted Net Profit of R$111 million in the 2025 sales cycle to date, a 1% increase compared to R$110 million in the 2024 sales cycle. In 2Q25, Adjusted net loss totaled R$29 million, a 22% increase compared to adjusted net loss of R$37 million in 2Q24.

Free cash flow (FCF) totaled R$224 million in the 2025 sales cycle to date, a R$134 million increase from R$90 million in the 2024 sales cycle. In 2Q25 FCF totaled R$80 million, a 108% increase from R$38 million in 2Q24. The last twelve-months (LTM) FCF/Adjusted EBITDA conversion rate improved from 31.9% to 57.7%, as a result of Vasta’s growth and implementation of sustained efficiency measures. Additionally, the first semester of 2025 benefited from early collections relative to the 2025 sales cycle, which are expected to normalize throughout the next quarters of the year.

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MESSAGE FROM MANAGEMENT

As we conclude the third quarter of the current sales cycle, Vasta´s net revenue reached R$1,488 million, a 14% increase compared to the same period of the 2024 sales cycle, mostly due to the conversion of ACV bookings into revenue. Accumulated subscription revenue in the 2025 sales cycle to date totaled R$1,340 million, a 16% increase year-over-year, reflecting our ability to sustain revenue growth. Our complementary solutions also posted strong performance, growing 24% in the 2025 sales cycle compared to the same period of 2024, supported by accelerated expansion in both student base and market penetration. The number of partners-school using our complementary solutions increased to a total of 2,149 schools.

Start-Anglo bilingual school operations continue to gain momentum, having generated R$4 million in subscription revenue during the 2025 sales cycle to date. This performance reinforces Start-Anglo’s strategic relevance and its potential to become a significant growth driver. In a short time, Start-Anglo has moved from concept to reality, with seven operating units in 2025. As of this date, Start-Anglo has secured more than 50 contracts, including two flagship schools, a notable increase from 30 contracts signed in the same period of the 2024 sales cycle. We are actively working to convert our robust pipeline — currently over 250 prospects — into new agreements for Start-Anglo.

In the B2G segment, we recorded R$9 million in net revenue this quarter coming from new municipality customers, for a total of R$50 million net revenue in the 2025 sales cycle to date. In the 2024 sales cycle, we had booked R$69 million in net revenue, as the totality of revenues from our contract with the State of Pará (1st and 2nd semesters) was recognized in 1Q24. In the 2025 sales cycle to date, the 1st semester under our contract with Pará contract was booked in 4Q2024, and the 2nd semester is expected to be performed in the second half of 2025. We remain confident in our strategy to positively impact public education by serving this segment and its students with our extensive portfolio of core content solutions, digital platforms, and additional offerings, including custom learning solutions developed over decades in the private sector.

The continued growth of the company's profitability was another highlight of the 2025 sales cycle to date as the Adjusted EBITDA grew by 8% to R$462 million compared to R$428 million in the previous year, and Adjusted EBITDA Margin decreased from 32.7% in the same period of the 2024 sales cycle to 31.1% in the 2025 sales cycle to date. In proportion to net revenue, gross margin decreased 2.4 p.p. in the sales cycle to date, mainly due to a different mix of products, lower B2G revenues and higher marketing expenses related to business expansion.

Cash flow generation continues to be a key strength and one of the main highlights of the 2025 sales cycle to date. Free cashflow (FCF) totaled R$224 million, a R$134 million increase from R$90 million in the same period of the 2024 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 31.9% to 57.7% reflecting Vasta’s growth and the implementation of sustained efficiency measures. Additionally, the first semester of 2025  benefited from early collections relative to the 2025 sales cycle, which are expected to normalize throughout the next quarters of the year.

It is worth saying that these measures include certain improvements in our collection processes, including automation, reminders and past-due notifications, customer segmentation, and faster renegotiation of overdue receivables. On the payments side, we implemented several initiatives to enhance discipline in payments, such as rigorous financial planning, centralized payments scheduling, and negotiating longer payment terms with suppliers.

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Moreover, we continue to make progress in deleveraging the company. The net debt/LTM adjusted EBITDA as of the end of 2Q25 was 1.90x, down 0.38x from 2Q24 and 0.16x from 1Q25, reinforcing our commitment to long-term value creation to our stakeholders.

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OPERATING PERFORMANCE

Student base – subscription models

	2025	2024	% Y/Y	2023	% Y/Y
Partner schools - Core content	5,025	4,744	5.9%	5,032	(5.7%)
Partner schools – Complementary solutions	2,149	1,722	24.8%	1,383	24.5%
Students - Core content	1,489,698	1,432,289	4.0%	1,539,024	(6.9%)
Students - Complementary content	563,525	483,132	16.6%	453,552	6.5%

Note: Students enrolled in partner schools

In the 2025 sales cycle, Vasta provides approximately 1.5 million students with core content solutions and more than 560,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2025 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	2Q25	2Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Subscription	320,711	279,760	14.6%	1,340,155	1,152,007	16.3%
Traditional learning systems	316,374	275,817	14.7%	1,111,926	967,821	14.9%
Complementary solutions	4,337	3,943	10.0%	228,229	184,186	23.9%
Non-subscription	28,960	14,593	98.5%	97,787	88,139	10.9%
B2G	8,829	-	0.0%	49,879	69,031	(27.7%)
Total net revenue	358,500	294,353	21.8%	1,487,821	1,309,177	13.6%
% Subscription	89.5%	95.0%	(5.6p.p.)	90.1%	88.0%	2.1p.p.

Note: n.m.: not meaningful

In the 2025 sales cycle to date (4Q24 through 2Q25), Vasta’s net revenue totaled R$1,488 million, representing a 13.6% increase compared to the same period of the 2024 sales cycle. Subscription revenue grew 16.3% mainly driven by the conversion of ACV bookings into revenue. Non-subscription revenue increased 10.9%, supported by higher enrollment in the Start-Anglo flagship schools and Anglo pre-university course.

In 2Q25, Vasta’s net revenue totaled R$358 million, a 21.8% increase compared to 2Q24, mainly due to ACV bookings conversion into revenue, and the results obtained in B2G.  Non-subscription revenue was positively impacted this quarter by a seasonal effect related to the delivery of student books, besides higher enrollment of students mentioned above.

EBITDA

Values in R$ ‘000	2Q25	2Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net revenue	358,500	294,352	21.8%	1,487,821	1,309,177	13.6%
Cost of goods sold and services	(156,321)	(130,767)	19.5%	(565,546)	(466,293)	21.3%
General and administrative expenses	(129,518)	(122,909)	5.4%	(369,442)	(358,462)	3.1%
General and administrative expenses - reversal of tax contingencies	-	-	0.0%	92,558	-	0.0%
Commercial expenses	(82,383)	(73,578)	12.0%	(252,263)	(213,966)	17.9%
Other operating income	341	(284)	(220.1%)	(8,935)	2,068	n.m.
Share of loss of equity-accounted investees	(4,648)	(3,968)	17.1%	(9,151)	(20,151)	(54.6%)
Impairment losses on trade receivables	(11,037)	(10,149)	8.7%	(45,387)	(52,348)	(13.3%)
Profit before financial income and taxes	(25,066)	(47,303)	(47.0%)	329,655	200,025	64.8%
(+) Depreciation and amortization	64,953	67,827	(4.2%)	207,687	204,390	1.6%
EBITDA	39,887	20,524	94.3%	537,342	404,415	32.9%
EBITDA Margin	11.1%	7.0%	4.2p.p.	36.1%	30.9%	5.2p.p.
(+) Layoff related to internal restructuring	588	2,630	(77.6%)	927	3,610	(74.3%)
(+) Share-based compensation plan	1,631	2,768	(41.1%)	8,361	5,997	39.4%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Reversal of tax contingencies	-	-	0.0%	(92,558)	-	0.0%
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Adjusted EBITDA	42,106	25,922	62.4%	462,343	427,798	8.1%
Adjusted EBITDA Margin	11.7%	8.8%	2.9p.p.	31.1%	32.7%	(1.6p.p.)

Note: n.m.: not meaningful

In the 2025 sales cycle to date, Adjusted EBITDA reached R$462 million, representing an increase of 8.1% in comparison to the same period of the 2024 sales cycle, with a margin of 31.1%, compared to 32.7% in the same period of the 2024 sales cycle. This increase in Adjusted EBITDA was mainly driven by gains in operating efficiency and improvement in PDA (provision for doubtful accounts), which offset lower net revenue in the B2G segment. In 2Q25, Adjusted EBITDA totaled R$ 42 million, a 62.4% increase compared to R$ 26 million in 2Q24, mainly impacted by growth in core content and B2G.

In the 4th quarter of 2024, which is the first quarter of 2025 sales cycle, the Company proceeded with the partial reversal of the tax contingencies, based on the opinion of its legal advisors, related to the discussions of goodwill and other subjects derived from the acquisition of the Anglo Group in 2010 and subsequent restructuring, in the total amount of R$ 532,717, comprising (i) R$ 92,558 reversals of the principal portion, which impacted positively our general and administrative expenses (ii) R$ 233,198 reversals of the income tax and social contribution, (iii) R$ 206.961 reversal of interest and fines, in the Finance result.

(%) Net Revenue	2Q25	2Q24	Y/Y (p.p.)	2025 cycle	2024 cycle	Y/Y (p.p.)
Gross margin	56.4%	55.6%	0.8p.p.	62.0%	64.4%	(2.4p.p.)
Adjusted cash G&A expenses (1)	(18.6%)	(18.3%)	(0.3p.p.)	(10.9%)	(11.4%)	0.5p.p.
Commercial expenses	(23.0%)	(25.0%)	2.0p.p.	(17.0%)	(16.3%)	(0.6p.p.)
Impairment on trade receivables	(3.1%)	(3.4%)	0.4p.p.	(3.1%)	(4.0%)	0.9p.p.
Adjusted EBITDA margin	11.7%	8.8%	2.9p.p.	31.1%	32.7%	(1.6p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

Gross margin decreased 2.4 p.p. in the sales cycle to date mainly due to a different sales mix and lower net revenue in the B2G segment. Complementary solutions have grown at a faster pace despite royalties being owed to the owners of certain products. Adjusted cash G&A expenses declined by 0.5 p.p. driven by workforce optimization and budgetary discipline. Commercial expenses increased by 0.6 p.p. reflecting higher expenses related to business expansion and marketing investments. Provision for doubtful accounts (PDA), decreased by 0.9 p.p. in the 2025 sales cycle, mainly due to an additional provision booked in the 2024 sales cycle for expected credit losses related to customers in mainstream brands.

Finance Results

Values in R$ ‘000	2Q25	2Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Finance income	18,452	16,187	14.0%	45,064	46,405	(2.9%)
Finance from contingencies	-	-	0.0%	206,961	-	n.m.
Finance costs	(68,131)	(63,974)	6.5%	(182,044)	(205,176)	(11.3%)
Total	(49,679)	(47,787)	4.0%	69,981	(158,771)	(13.7%)

In the second quarter of 2025, finance income totaled R$18 million, a 14% increase from R$16 million in 2Q24. In the 2025 sales cycle to date, finance income slightly decreased to R$45 million from R$46 million in the same period of the

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2024 sales cycle. Finance income was positively impacted by a gain of R$207 million recorded in 4Q24, due to the reversal of finance interest on tax contingencies reverted, as mentioned above.

Finance costs in 2Q25 increased 6.5% to R$68 million, from R$64 million in 2Q24. In the 2025 sales cycle to date finance cost decreased 11.3% compared to the same period of the 2024 sales cycle driven by the reduction of the interest on provision for tax, civil and labor risks as a result of the reversal of tax contingencies recorded in 4Q24.

Net profit (loss)

Values in R$ ‘000	2Q25	2Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net (loss) profit	(56,151)	(66,171)	(15.1%)	548,195	15,739	n.m.
(+) Layoffs related to internal restructuring	588	2,630	(77.6%)	927	3,610	(74.3%)
(+) Share-based compensation plan	1,631	2,768	(41.1%)	8,361	5,997	39.4%
(+) Amortization of intangible assets (1)	39,395	39,304	0.2%	118,185	118,902	(0.6%)
(+) Success fee (tax contingencies reversal)	-	-	0.0%	9,333	-	0.0%
(-) Income tax contingencies reversal	-	-	0.0%	(532,717)	-	0.0%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Tax shield (2)	(14,149)	(15,199)	(6.9%)	(49,326)	(48,377)	2.0%
Adjusted net profit	(28,686)	(36,668)	(21.8%)	111,229	109,647	1.4%
Adjusted net margin	(8.0%)	(12.5%)	4.5p.p.	7.5%	8.4%	(0.9p.p.)

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the second quarter of 2025, adjusted net losses totaled R$29 million, a 21.8% reduction compared to losses of R$37 million in 2Q24. In the 2025 sales cycle to date, adjusted net profit reached R$111 million, a 1.4% increase from R$110 million in the same period of the 2024 sales cycle.

Accounts receivable and PDA

Values in R$ ‘000	2Q25	2Q24	% Y/Y	1Q25	% Q/Q
Gross accounts receivable	812,286	755,133	7.6%	946,669	(14.2%)
Provision for doubtful accounts (PDA)	(87,028)	(93,543)	(7.0%)	(87,590)	(0.6%)
Coverage index	10.7%	12.4%	(1.7 p.p.)	9.3%	1.5 p.p.
Net accounts receivable	725,258	661,590	9.6%	859,079	(15.6%)
Average days of accounts receivable (1)	153	152	1	188	(35)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 153 days in 2Q25, remaining stable in the same quarter of the previous year, and 35 days lower compared to 1Q25.

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Free cash flow

Values in R$ ‘000	2Q25	2Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Cash from operating activities(1)	116,003	68,866	68.4%	344,458	228,582	50.7%
(-) Income tax and social contribution paid	(477)	-	0.0%	(856)	(672)	27.4%
(-) Payment of provision for tax, civil and labor losses	(427)	(64)	567.2%	(2,373)	(440)	439.3%
(-) Interest lease liabilities paid	(2,886)	(2,579)	11.9%	(8,878)	(6,109)	45.3%
(-) Acquisition of property, plant, and equipment	(476)	(1,910)	(75.1%)	(20,974)	(14,183)	47.9%
(-) Additions of intangible assets	(26,000)	(22,080)	17.8%	(70,809)	(100,723)	(29.7%)
(-) Lease liabilities paid	(5,750)	(3,787)	51.8%	(17,065)	(16,017)	6.5%
Free cash flow (FCF)	79,986	38,446	108.0%	223,502	90,438	147.1%
FCF/Adjusted EBITDA	190.0%	148.3%	41.6p.p.	48.3%	21.1%	27.2p.p.
LTM FCF/Adjusted EBITDA	57.7%	31.9%	25.8p.p.	57.7%	31.9%	25.8p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$80 million in 2Q25, a 108% increase from R$38 million in 2Q24. In the 2025 sales cycle to date, FCF totaled R$224 million, a R$134 million increase from R$90 million in the same period of the 2024 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 31.9% to 57.7% as a result of Vasta’s growth and implementation of sustained efficiency measures.

These measures include certain improvements in our collection processes, including automation, reminders and past-due notifications, customer segmentation, and faster renegotiation of overdue receivables. On the payments side, we implemented several initiatives to enhance discipline in payments, such as rigorous financial planning, centralized payments scheduling, and negotiating longer payment terms with suppliers. Additionally, the first semester of 2025  benefited from early collections relative to the 2025 sales cycle, which are expected to normalize throughout the next quarters of the year.

Financial leverage

Values in R$ ‘000	2Q25	1Q25	4Q24	3Q24	2Q24
Financial debt	770,489	771,727	762,005	764,693	768,459
Accounts payable from business combinations	462,034	449,467	436,600	630,267	618,830
Total debt	1,232,523	1,221,194	1,198,605	1,394,960	1,387,289
Cash and cash equivalents	14,257	12,345	84,532	96,162	50,868
Marketable securities	300,942	245,941	111,313	258,945	272,991
Net debt	917,324	962,908	1,002,760	1,039,853	1,063,430
Net debt/LTM adjusted EBITDA	1.90	2.06	1.97	2.32	2.28

As of the end of 2Q25, Vasta had a net debt position of R$917 million, a R$46 million decrease compared to 4Q24, mainly due to positive FCF generation, compensated by financial interest costs. Compared to 2Q24, the net debt decreased R$ 146 million. The net debt/LTM adjusted EBITDA as of 1.90x shows a downward trend, being 0.38x less than as of 2Q24.

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ESG

Sustainability Report

In July 2025, we disclosed Vasta´s fourth sustainability report regarding the year of 2024 and it was prepared in accordance with international standards and the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of Greenhouse Gas Inventory (carried out since 2020), the maintenance of the FSC certifications (since 2008), the SOMOS Institute, devoted to building a more equitable society by creating opportunities for all who believe in the power of education, and 43% of our Board members belonging to underrepresented groups (women and LGBTQIAPN+).

The report complies with the Global Reporting Initiative (GRI) 2021 version and considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal¹
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
3, 11, 12	303-3	Total water withdrawal	m³	6,362	3,039	109%	7,343	(13%)
		Municipal water supply[1]	%	100%	100%	0 p.p.	100%	0 p.p.
		Groundwater	%	0%	0%	0 p.p.	0%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
12, 13	302-1	Total energy consumption	GJ	2,809	3,856	(27%)	3,384	(17%)
		Energy from renewable sources[2]	%	63%	52%	11 p.p.	66%	(3 p.p.)

The increase in energy consumption this quarter was expected, as the variation reflects the production schedule of our distribution centers. At educational facilities, the increase aligns with the end of the school break period, with higher occupancy levels at the units.

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SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
5	405-1	C-level – Women	%	22%	29%	(7 p.p.)	22%	0 p.p.
		C-level – Men	%	78%	71%	7 p.p.	78%	0 p.p.
		C-level- total[4]	no.	9	7	29%	9	0.0%
		Leadership (≥ managers) – Women	%	41%	43%	(2 p.p.)	44%	(3 p.p.)
		Total - Leadership (≥ managers) – Men	%	59%	57%	2 p.p.	56%	3 p.p.
		Leadership (≥ managers) [5] – total	no.	123	124	(1%)	124	(1%)
		Academic staff – Women	%	27%	15%	12 p.p.	28%	(1 p.p.)
		Academic staff – Men	%	73%	85%	(12 p.p.)	72%	1 p.p.
		Academic staff [6] - total	no.	93	75	24%	96	(3%)
		Administrative/Operational – Women	%	55%	54%	1 p.p.	54%	1 p.p.
		Administrative/Operational – Male	%	45%	46%	(1 p.p.)	46%	(1 p.p.)
		Administrative/Operational [7] - total	no.	1,253	1,229	2%	1,229	2%
		Employees – Women	%	52%	51%	1 p.p.	51%	1 p.p.
		Employees – Men	%	48%	49%	(1 p.p.)	49%	(1 p.p.)
		Employees - total	no.	1,478	1,435	3%	1,458	1%

We are proud to receive recognition as one of the Best Companies to Work For® 2024/2025 by Great Place to Work. This achievement represents much more than a certification: it validates our commitment and continuous efforts in building an organizational environment of excellence. Through initiatives focused on human development and employee wellbeing, we demonstrate that caring for people is a fundamental pillar of our corporate strategy, reinforcing our dedication to foster professional growth and personal fulfillment for all our team members.

Social impact* [8]
SDGs	GRI	Disclosure	Unit	1S2025	1S2024	2S2024
4, 10	-	Scholars of the Somos Futuro Program	no.	227	195	219

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this quarter, 227 young people were studying through the program, receiving didactic and paradidactic material, online school tutoring, mentoring, and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school..

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Health and Safety
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0p.p.	100%	0p.p.
		Trained employees	no.	711	221	221.7%	62	n.m.
		Average hours of training per employee [9]	no.	3.4	3.0	14.7%	0.6	454.8%
		Injury frequency [10]	rate	0.0	1.1	(100.0%)	0.0	0.0%
		High-consequence injuries	no.	0	0	0%	0	0%
		Recordable work-related injuries [11]	rate	0.0	0.0	0%	0.0	0.0%
		Fatalities resulted from work-related injuries	no.	0	0	0%	0	0%
		Fatalities [12]	rate	0.0	0.0	0%	0.0	0%

During the quarter, we conducted the April Green Workshop, which engaged employees in topics related to contractor hiring procedures and third-party management, as well as safety protocols for high-risk activities and workplace safety best practices. Other significant initiatives during this period included the production of the "Lifestyle" podcast and the World Health Day campaign titled "Preventing Disease and Taking Care of You”. Additionally, the increase in the number of trained employees is attributed to the mandatory training renewal schedule, which is conducted according to the recycling periods established by regulatory standards.

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GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	32	21	52%	17	88%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	1	2	(50%)	1	0%
		Confirmed incidents of discrimination [13]	no.	0	0	0%	0	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	0	0	0%	0	0%

During the quarter, we recorded a significant increase in the number of reports due to intensified communication and awareness around the Cogna Confidential Channel (CCC), which was integrated into the Ombudsman Portal. This strategy facilitated access to the Channel, allowing requesters to be redirected to the CCC even when initial contact occurs through the ombudsman's office.

Compliance*
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal

12

course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	2Q2025	2Q2024	% HA	1Q2025	% HA
16	418-1	External complaints substantiated by the organization	no.	14	3	367%	27	(48%)
		Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

The Privacy Portal underwent a migration process to the Compliance section of the Cogna website. As a result, there was a slight reduction in the volume of cases received through the Portal, which are now primarily related to data subjects' rights as provided under Brazil's General Data Protection Law (LGPD). Due to the enrollment period, which occurs at the beginning of the year, there was a decrease in complaints received compared to last quarter.

FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

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CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter of 2025 results on August 6, 2025, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted.

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	June 30, 2025	December 31, 2024
Current assets
Cash and cash equivalents	14,257	84,532
Marketable securities	300,942	111,313
Trade receivables	725,258	863,244
Inventories	246,533	276,781
Prepayments	71,010	80,993
Taxes recoverable	22,114	20,813
Income tax and social contribution recoverable	6,550	13,631
Other receivables	4,939	1,304
Related parties – other receivables	26,647	13,714
Total current assets	1,418,250	1,466,325

Non-current assets
Judicial deposits	164,220	154,452
Deferred income tax and social contribution	230,046	208,849
Equity accounted investees	45,614	52,184
Other investments	1,608	1,608
Property, plant and equipment	147,984	160,952
Intangible assets and goodwill	5,088,974	5,160,785
Total non-current assets	5,678,446	5,738,830

Total Assets	7,096,696	7,205,155
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Consolidated Statements of Financial Position (continued)

Liabilities	June 30, 2025	December 31, 2024
Current liabilities
Bonds	272,369	264,484
Suppliers	172,580	240,192
Reverse factoring	301,863	302,608
Lease liabilities	23,686	22,133
Income tax and social contribution payable	4,605	2,146
Taxes payable	7,068	4,583
Salaries and social contributions	105,148	101,958
Contractual obligations and deferred income	48,051	40,565
Accounts payable for business combination	232,340	215,237
Other liabilities	528	19,944
Other liabilities - related parties	18,980	30,322
Total current liabilities	1,187,218	1,244,172

Non-current liabilities
Bonds	498,120	497,521
Lease liabilities	84,092	89,240
Accounts payable for business combination	229,694	221,363
Provision for tax, civil and labor losses	160,625	157,123
Other liabilities	804	2,425
Total non-current liabilities	973,335	967,672

Total current and non-current liabilities	2,160,553	2,211,844

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	90,914	90,909
Treasury shares	(72,287)	(74,641)
Accumulated losses	95,495	154,928
Total Shareholder's Equity	4,934,937	4,992,011

Interest of non-controlling shareholders	1,206	1,300

Total Shareholder's Equity	4,936,143	4,993,311

Total Liabilities and Shareholder's Equity	7,096,696	7,205,155
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Consolidated Income Statement

	April to June 30, 2025	April to June 30, 2024	June 30, 2025	June 30, 2024
Net revenue from sales and services	358,500	294,352	788,892	755,068
Sales	333,694	272,433	738,295	714,978
Services	24,806	21,919	50,597	40,090

Cost of goods sold and services	(156,321)	(130,767)	(297,534)	(270,850)

Gross profit	202,179	163,585	491,358	484,218

Operating income (expenses)	(222,597)	(206,920)	(465,468)	(431,502)
General and administrative expenses	(129,518)	(122,909)	(262,208)	(262,811)
Commercial expenses	(82,383)	(73,578)	(180,082)	(146,838)
Impairment losses on trade receivables	(11,037)	(10,149)	(23,583)	(23,354)
Other operating income	341	22	405	2,002
Other operating expenses	-	(306)	-	(501)

Share of loss equity-accounted investees	(4,648)	(3,968)	(6,570)	(7,028)

(Loss) profit before finance result and taxes	(25,066)	(47,303)	19,320	45,688

Finance result
Finance income	18,452	16,187	31,083	29,730
Finance costs	(68,131)	(63,974)	(126,475)	(133,784)

Loss before income tax and social contribution	(74,745)	(95,090)	(76,072)	(58,366)

Income tax and social contribution
Current	(3,939)	5,183	(4,652)	(1,790)
Deferred	22,533	23,736	21,197	15,927
	18,594	28,919	16,545	14,137

Loss for the period	(56,151)	(66,171)	(59,527)	(44,229)

Allocated to:
Controlling shareholders	(56.166)	(66,022)	(59.433)	(43,850)
Non-controlling shareholders	15	(149)	(94)	(379)

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Consolidated Statement of Cash Flows

	June 30, 2025	June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(76,072)	(58,366)
Adjustments for:
Depreciation and amortization	145,264	141,252
Share of loss profit of equity-accounted investees	6,570	7,028
Impairment losses on trade receivables	23,583	23,354
(Reversal) provision for tax, civil and labor losses net	(715)	458
Interest on provision for tax, civil and labor losses	5,278	22,859
Interest and transaction costs on bonds	55,166	48,409
Contractual obligations and right to returned goods	(3,909)	(1,551)
Interest on accounts payable for business combination	27,471	30,472
Interest on suppliers	24,265	22,684
Share-based payment expense	2,359	4,729
Interest on lease liabilities	5,943	4,702
Interest on marketable securities	(13,911)	(12,144)
Cancellations of right-of-use contracts	(18)	(1,951)
Residual value of disposals of property and equipment and intangible assets	-	1,187
	201,274	233,122
Changes in
Trade receivables	114,403	12,568
Inventories	32,449	11,088
Prepayments	10,025	(10,358)
Taxes recoverable	1,128	2,605
Judicial deposits	(9,680)	(11,491)
Other receivables	(3,635)	569
Related parties – other receivables	(12,933)	(3,832)
Suppliers	(92,622)	(43,494)
Salaries and social charges	3,190	(4,668)
Tax payable	5,421	(546)
Contractual obligations and deferred income	9,152	(700)
Other liabilities	(21,037)	(11,933)
Other liabilities - related parties	(11,342)	(1,717)
Cash generated from operating activities	225,793	171,213
Payment of interest on leases	(5,824)	(4,608)
Payment of interest on bonds	(46,682)	(77,996)
Payment of interest on business combinations	(344)	(5,815)
Income tax and social contribution paid	(477)	-
Payment of provision for tax, civil and labor losses	(1,149)	(198)
Net cash from operating activities	171,317	82,596
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,940)	(10,893)
Additions of intangible assets	(50,956)	(56,856)
Proceeds from investment in marketable securities	422,130	498,674
Purchase of investment in marketable securities	(597,848)	(513,579)
Net cash used in investing activities	(228,614)	(82,654)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury shares	-	(22,531)
Lease liabilities paid	(11,285)	(8,087)
Payments of bonds	-	(490,000)
Issuance of securities with related parties	-	495,627
Payments of accounts payable for business combination	(1,693)	(19,947)
Net cash used in financing activities	(12,978)	(44,938)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(70,275)	(44,996)
Cash and cash equivalents at beginning of period	84,532	95,864
Cash and cash equivalents at end of period	14,257	50,868
NET DECREASE IN CASH AND CASH EQUIVALENTS	(70,275)	(44,996)
21